Exhibit 99.3

Medigus Ltd.

Operating and Financial Review as of June 30, 2015, and for the Three and Six Months
then Ended

The information contained in this section should be read in conjunction with (1) our unaudited condensed consolidated interim financial statements as of June 30, 2015 and for the six months and three months then ended and related notes included in this report and (2) our audited consolidated financial statements and related notes for the year ended December 31, 2014 which appears in Medigus Ltd.’s Form 20-F filed with the Securities and Exchange Commission on May 7, 2015 and the other information contained in such Form 20-F.  Factors that could cause our actual results in the future to differ from our expectations or projections include the risks and uncertainties relating to our business described in our Form 20-F filed with the Securities and Exchange Commission on May 7, 2015 under the heading  “Risk Factors.”

Revenues for the three month ended June 30, 2015 were NIS 0.3 million, a decrease of NIS 0.2 million, or 34%, compared to NIS 0.5 million for the three months ended June 30, 2014. The decrease was primarily due to a decrease in the quantity of goods sold. Revenues for the six month ended June 30, 2015 were NIS 0.6 million, a decrease of NIS 1 million, or 62%, compared to NIS 1.6 million for the six months ended June 30, 2014. The decrease was primarily due to a decrease in the quantity of goods sold, as well as the fact that in the prior year the Company recorded revenues of approximately NIS 0.4 million from the termination of an agreement with a customer (see note 12b to our financial statements for the year ended December 31, 2014). All revenues in 2015 were generated from the Visual segment.

Research and development expenses for the three months ended June 30, 2015 were NIS 4.2 million, an increase of NIS 0.5 million, or 13%, compared to NIS 3.7 million for the three months ended June 30, 2014. The increase was primarily due to the recruitment of additional human resources. Research and development expenses for the six months ended June 30, 2015 were NIS 7.9 million, an increase of  NIS 0.8 million, or 10%, compared to NIS 7.1 million for the six months ended June 30, 2014. The increase was primarily due to the recruitment of additional human resources during the second quarter of 2015.

Sales and marketing expenses for the three months ended June 30, 2015 were NIS 3.1 million, which was substantially similar to the comparable period in 2014. Sales and marketing expenses for the six months ended June 30, 2015 were NIS 4.8 million, an increase of NIS 0.2 million, or 3%, compared to NIS 4.6 million for the six months ended June 30, 2014. The increase resulted primarily from the Company’s preparations towards the marketing of its products, which is reflected, inter alia, by investment in advertising,  and recruitment of additional human resources for the penetration of new markets.

General and administrative expenses for the three months ended June 30, 2015 were NIS 2.5 million, an increase of NIS 0.6 million, or 35%, compared to NIS 1.9 million for the three months ended June 30, 2014. The increase was primarily due to the increase in professional services expenses due to expenses which were incurred by the Company with respect to, and from actions which are being performed for the purpose of, the implementation of the ADR program and the listing of the ADRs for trading on the NASDAQ. General and administrative expenses for the six months ended June 30, 2015 were NIS 4.7 million, an increase of NIS 1.3 million, or 38%, compared to NIS 3.4 million for the six months ended June 30, 2014. The reason for the increase is similar to the one discussed above in the three-month comparison.

Other income, net, for the six months period ended June 30, 2015 were NIS 0.01 million, a decrease of NIS 0.9 million, or 99%, compared to NIS 0.9 million for the six months ended June 30, 2014. Other income, net, for the six month period ended June 30, 2015 includes income with respect to the Group’s investment portfolio in the amount of approx. NIS 0.1 million. Other income, net, in the corresponding period last year included income in the amount of approximately NIS 0.9 million in respect of the termination of an agreement with a customer (see note 12b to our financial statements for the year ended December 31, 2014).

The Company’s operating loss for the three months ended June 30, 2015 amounted to NIS 9.6 million, compared with an operating loss of NIS 8.5 million for the corresponding 2014 period. The Company’s operating loss for the six months ended June 30, 2015 amounted to NIS 16.9 million, compared with an operating loss of 13.4 million for the corresponding 2014 period.

Net non-operating expenses amounted to NIS 0.2 million for the three months ended June 30, 2015, a change of NIS 1.6 million, compared to net non-operating income of NIS 1.4 million for the three months ended June 30, 2014. Non-operating income (expenses) for both periods primarily relates to fair-value adjustments of liabilities on account of the warrants issued to investors. These fair-value adjustments were highly influenced by the Company’s share price at each period end (revaluation date). Net non-operating expenses amounted to NIS 0.8 million for the six months ended June 30, 2015, a change of 1.6 million, compared to net non-operating income of NIS 0.8 million for the corresponding 2014 period. The reason for the decrease is similar to the one discussed above in the three-month comparison.

Net financial expense amounted to NIS 1 million for the three months ended June 30, 2015, compared to net financial expense of 0.1 million for the corresponding 2014 period. Net financial expense amounted to 0.6 million for the six months ended June 30, 2015, compared to net financial expense of NIS 0.05 million for the corresponding 2014 period. Net financial expenses for the both periods includes banking fees offset by income from bank deposits. The increase in financial expenses for the 2015 period however, primarily occurred as a result of losses from exchange rate differences, primarily relating to changes in the USD/NIS exchange rate, in the amounts of  USD 147 thousand for the six months ended June 30, 2015 and USD 265 thousand for the three months ended June 30 , 2015.

The Company’s net loss for the three months ended June 30, 2015 amounted to NIS 10.8 million, compared with a net loss of NIS 7.1 million for the corresponding 2014 period. The Company’s net loss for the six months ended June 30, 2015 amounted to NIS 18.3 million, compared with a net loss of NIS 12.6 million for the corresponding 2014 period.

The Company held NIS 32.9 million in cash and cash equivalents as of June 30, 2015.

Net cash used in operating activities was NIS 9.6 million for the three months ended June 30, 2015, compared to net cash used in operating activities of 8.3 million for the corresponding 2014 period.

The NIS 1.3 million increase in net cash used in operating activities during the three-month period in 2015, compared to the three-month period in 2014, was primarily the result of an increase in operating loss of approximately NIS 1 million.

Net cash used in operating activities was NIS 8.4 million for the six months ended June 30, 2015, compared to net cash used in operating activities of 14.8 million for the corresponding 2014 period.

The NIS 6.4 million decrease in net cash used in operating activities during the six-month period in 2015, compared to the six-month period in 2014, was primarily the result of a sales of financial assets at fair value through profit or loss of approximately NIS 8.2 million, increase in operating asset and liability items of approximately NIS 2 million and offset by an increase in operating loss of approximately NIS 3.5 million.

Net cash used in investing activities for the three months ended June 30, 2015 was NIS 0.05 million, compared to net cash used in investing activities of NIS 5.2 million for the corresponding 2014 period. The changes in cash flows from investing activities relate primarily to investments in short-term bank deposits in three month ended June 30, 2014 of approximately NIS 5 million.

Net cash used in investing activities for the six months ended June 30, 2015 was NIS 0.2 million, compared to net cash used in investing activities of NIS 0.9 million for the corresponding 2014 period. The changes in cash flows from investing activities relate primarily to investments in short-term bank deposits in six month ended June 30, 2014 of approximately NIS 0.55 million.

As of the third quarter of 2015, the company decided that the Chief Operating Decision Maker (hereinafter - "CODM") will no longer invest efforts in evaluating separately the performance of the Visual segment and the MUSE segment, but will evaluate the performance of all of the Group's operations together. Accordingly, commencing with the third quarter, the CODM is no longer reported separately on each of the said operations but is reported on all of the Group's operations together. Due to that fact, commencing as of July 1, 2015 the Group will have one reportable operating segment.